Exhibit 99.3

RNS Number:2145H
Wolseley PLC
10 January 2005

Wolseley plc

£100 million distribution centre investment for Wolseley UK to facilitate product expansion, improve customer service and reduce costs

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors, announces a £100 million capital investment programme for its UK distribution network.

Wolseley's investment in its supply chain and distribution centre network has been an important factor in driving growth and margin improvement, particularly in the UK and USA, in recent years. As the Group's experience of supply chain management for the building materials sector has increased, the distribution strategy has evolved to the extent that new distribution centres have increased in size and have benefited from increased automation. Wolseley companies have also been able to benefit from best practice sharing in developing their infrastructure investment. Wolseley's announcement for the UK today is the next step in that process and is an important part of the European supply chain strategy.

Furthermore, this investment also marks the continuation of Wolseley UK's restructuring and rebranding programme, announced in spring 2004, which is streamlining the company's operations and maximising the efficiencies across all seven of its operating brands – Plumb Center, Build Center, Hire Center, Climate Center, Parts Center, Pipe Center and Drain Center.

The initial plans include building a new 340,000 sq ft (31,586 m2) national distribution centre in Leamington Spa, on a site adjacent to Wolseley UK's new headquarters, and to opening another regional distribution centre in the north west of England in 2006/7. Building work in Leamington Spa will commence as soon as planning permission has been granted, with the expectation that the new national distribution centre will open by the summer of 2006.

The new national distribution centre will serve all of Wolseley UK's brands working alongside the company's existing regional distribution centres in Melmerby (North Yorkshire), Worcester and Marston Gate (near Milton Keynes) plus local bulk distribution sites across the UK.

The additional distribution network capacity will assist in meeting the growing demand for Wolseley UK's services through all of its brands, across all industry sectors. The new distribution centre network will enable a wider range of products to be held, provide better service to branches and customers and lower costs through a fully integrated supply chain and improved logistics management.

The £100 million cost of the programme will be met from Wolseley's existing resources with the bulk being incurred in the next three financial years. The programme is expected to benefit earnings in the year ending 31 July 2006 and thereafter.

Charlie Banks, Group Chief Executive of Wolseley said:

“This £100 million infrastructure investment demonstrates a long-term commitment to growing our business and sharing best practice across the Group. Our distribution centre network and supply chain management in the UK and USA have been an integral part of Wolseley's success and we are confident that they will provide us with a competitive advantage in the future. This investment will allow us to continue to meet rising customer demand while helping eliminate inefficiency from the construction supply chain.”

Press/Investor Enquiries:

Wolseley plc 0118 929 8700
Guy Stainer
Head of Investor Relations

Brunswick 020 7404 5959
Nina Coad

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2004 were approximately £10.1 billion and operating profit, before goodwill, was £619 million. Wolseley has around 50,000 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

Wolseley UK

Wolseley UK sits at the heart of the construction supply chain, providing the widest range of construction products and materials available in the UK through over 1,500 branches of Plumb Center, Build Center, Pipe Center, Drain Center, Climate Center, Hire Center and Parts Center.

Its unique distribution system with multiple central feeder warehouses makes the Wolseley UK distribution network more responsive and more flexible than any other in its sector. This superior supply chain capability enables Wolseley UK to provide same or next day delivery of a vast product range through its branches, call centres and websites.

Wolseley UK is committed to meeting customer needs by providing the right products and services when and where they are needed, at competitive prices. Its customers are anyone who constructs and maintains buildings and range from the largest construction companies to government organisations to self-employed contractors.

– ENDS –

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